BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-13801

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BNY Mellon Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

240 Greenwich Street
_____
                              (No. and Street)

New York	**NY**	**10286**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda Q. Fu	(212) 815-5374	linda.q.fu@bnymellon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
                (Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory J. Pasquale _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BNY Mellon Securities Corporation _____, as of December 31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any po_____ in_____erest in any account classified solely as that of a customer.

Signature _____

Title:
Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to Consolidated statement of financial condition.
- ☐ (c) Statement of Income (loss) or, if there is other comprehensive Income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of Customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BNY Mellon Securities Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BNY Mellon Securities Corporation (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1994.

New York, New York
February 27, 2023

BNY MELLON SECURITIES CORPORATION

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2022

(In thousands, except share data)

Assets

Cash and cash equivalents - notes 3 & 6	$	136,812
Cash segregated for the exclusive benefit of customers		3,027
Financial instruments owned, at fair value - note 6		173
Receivables:		
Receivables from related investment companies - note 9 (a)		16,283
Receivables from affiliates - note 9 (b)		45,184
Receivables from others		4,589
Fixed assets, at cost, less accumulated depreciation and amortization - notes 4 & 8		5,027
Deferred sales commissions - note 5		302
Deferred income taxes, net - note 10		1,672
Other assets		4,591
Total assets	$	217,660

Liabilities and Stockholder's Equity

Liabilities:		
Income tax reserves - note 10	$	1,526
Due to affiliates - note 9 (b)		38,576
Accounts payable and accrued expenses		44,857
Total liabilities		84,959
Stockholder's equity		
Common stock, no par value, authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		268,389
Accumulated deficit		(135,688)
Total stockholder's equity		132,701
Total liabilities and stockholder's equity	$	217,660

See accompanying notes to statement of financial condition.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2022
(Dollars in thousands unless otherwise noted)

(1) Nature of Business and Summary of Significant Accounting Policies

(a) *Organization*

BNY Mellon Securities Corporation (Company), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of BNY Mellon Investment Adviser Inc. (Corporation), which is an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company provides various investment product-related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Investment Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high-net-worth individuals, corporate pension plans, public employee trust funds, endowments and foundations; and

Sales of private placements including hedge funds.

Introducing brokerage services are cleared through an affiliate, Pershing LLC, on a fully disclosed basis.

(b) *Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Fair Value Measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs   Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs   Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2022
(Dollars in thousands unless otherwise noted)

Level 3 inputs   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(d) *Financial Instruments*

ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximates their carrying value.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments the recorded value approximates fair value. Cash segregated for regulatory purposes totaled $3,027 at the beginning and end of the year.

(f) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC 740, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets and/or recording of current or deferred tax liabilities.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2022
(Dollars in thousands unless otherwise noted)

(g) *Restricted Stock*

Certain employees of the Company participate in BNY Mellon's long-term incentive plan, which may provide awards in the form of BNY Mellon restricted stock units. Restricted stock unit awards are issued at fair market value at the date of grant and vest over three or four years from the date of grant. The Company recognizes compensation cost related to restricted stock unit awards over the vesting period; the offsetting credit is recorded as additional paid-in capital.

(h) *Stock Options*

Pursuant to ASC 718, *Compensation-Stock Compensation*, the Company recognizes compensation costs related to stock-based awards with a graded vesting schedule on a straight-line basis over the required service period for the entire award. The offsetting credit is recorded as additional paid-in capital.

(i) *Deferred Compensation*

Certain employees of the Company participate in a long-term incentive cash award plan under which employees may receive awards that vest over a three-year period from the date of the grant. The Company recognizes compensation cost related to these deferred awards over the vesting period.

(j) *Severance*

The Company provides separation benefits for employees through The Bank of New York Mellon Corporation Supplemental Unemployment Benefit Plan. These benefits are provided to eligible employees separated from their jobs for business reasons not related to individual performance. Basic separation benefits are generally based on the employee's years of continuous benefited service. Severance expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

(2) Reconciliation to Form X-17A-5

The statement of financial condition has been prepared on the basis of U.S. GAAP and differs in certain respects from accounting practices prescribed by the SEC's general instructions for Form X-17A-5.

The statement of financial condition as of December 31, 2022 reflects certain reclassification adjustments, which are not reflected in the Company's statement of financial condition contained in Part IIA of Form X-17A-5.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2022
(Dollars in thousands unless otherwise noted)

(3)   Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31, 2022:

Cash at BNY Mellon*	$ 24,812
Investments in money market funds	112,000
Total cash and cash equivalents	$ 136,812

* An affiliate of the company

(4)   Fixed Assets

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the term of the lease.

The major classifications of fixed assets and their estimated useful lives at December 31, 2022 are as follows:

Furniture, fixtures and equipment (5 – 10 years)	$	1,786
Leasehold improvements		6,145
Operating leases		10,494
		18,425
Less accumulated depreciation and amortization		(13,398)
Fixed assets, at cost, less accumulated depreciation and amortization	$	5,027

(5)   Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. Class A shares are sold with a sales charge imposed at the time of purchase. Class C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with Rule 12b-1 under the Act (Rule 12b-l Plan). Sales commissions paid to third-party intermediaries by the Company for selling Class C shares are capitalized and amortized to operations on a straight-line basis over 12 months (the investment-aging period).   This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan.

The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards of Directors.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2022
(Dollars in thousands unless otherwise noted)

The following is the change in deferred sales commissions for the year ended December 31, 2022:

Balance at beginning of year	$ 329
C Share deferred sales commissions	603
Amortization expense	(603)
Redemption write-offs	(27)
Balance at end of year	$ 302

(6) Financial Instruments

Assets measured at fair value on a recurring basis as of December 31, 2022 are as follows:

	Level 1	Level 2	Level 3	Total
Cash equivalents — money market funds	$ 112,000	$ —	$ —	$ 112,000
Other investments	173	—	—	173
Total assets	$ 112,173	$ —	$ —	$ 112,173

Other investments represent investments made in BNY Mellon funds to act as a hedge against the liability for deferred cash awards granted during the year. There were no liabilities measured at fair value during the year.

(7) Employee Benefit Plans and Share-Based Compensation Payments

BNY Mellon has defined-benefit and defined-contribution retirement plans covering substantially all full-time and eligible part-time employees of the Company. The defined-benefit expense covering the employees of the Company is recorded by an affiliate and allocated to the Company. Employee contributions through payroll deductions into The Bank of New York Mellon Corporation 401(k) Savings Plan are matched by BNY Mellon dollar for dollar, up to 7% of the employee's eligible base pay with a monetary limit of $16,000 per participant per plan year (per participant figures are in dollars). In addition, BNY Mellon makes an annual non-elective contribution of $750 to each participant earning less than $100,000 a year who is credited with at least one year of service.

Restricted stock units of BNY Mellon are issued to the Company's employees in connection with BNY Mellon's Long-term Incentive Plan. BNY Mellon grants employees of the Company restricted share awards, which provide the right to receive common shares of BNY Mellon at specified future dates.

The Company's Long-Term Incentive Plans provided for the issuance of BNY Mellon stock options at the then fair market value at the date of grant to officers and employees of the Company. Generally, each option granted was exercisable between one and ten years from the date of grant.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2022
(Dollars in thousands unless otherwise noted)

(8) Leases

The Company has an operating lease for a corporate office, which includes an option to extend or terminate the lease. At December 31, 2022, the ROU asset and lease liability were $4,602 and $5,377, respectively. The ROU asset is included in Fixed assets on the accompanying statement of financial condition, while the lease liability is included in Accounts payable and accrued expenses.

The remaining lease term was 4.17 years, and the collateralized borrowing rate used for the lease was 1.05%.

The following table presents the maturities of lease liabilities on operating leases:

For the year ended Dec. 31,	
2023	$ 1,258
2024	1,296
2025	1,334
2026	1,374
2027 and thereafter	234
Total lease payments	5,496
Less: Imputed interest	119
Total	$ 5,377

(9) Related-Party Transactions

(a) Included in Receivables from related investment companies on the statement of financial condition is $16,164 of distribution fee revenue receivable at December 31, 2022.

(b) As of December 31, 2022, amounts receivable from affiliates and payable to affiliates are $45,184 and $38,576 respectively, and are reflected in Receivables from affiliates and Due to affiliates on the Company's statement of financial condition.

(10) Federal, State and Local Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income taxes, net, as shown on the Company's statement of financial condition, are $1,672 and include a gross deferred tax asset of $3,203 and a gross deferred tax liability of $1,531 at December 31, 2022. The deferred tax asset is primarily attributable to operating lease liabilities, while the deferred tax liability is primarily attributable to operating lease right-of-use assets. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

As of December 31, 2022, the Company has unrecognized tax benefits of $6,618. Of that balance at December 31, 2022, $1,526 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

BNY MELLON SECURITIES CORPORATION
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)
Notes to Statement of Financial Condition
December 31, 2022
(Dollars in thousands unless otherwise noted)

The Company does not expect a change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

Federal taxes payable of $1,242 and state and local taxes payable of $210 due to BNY Mellon are included in Due to affiliates on the Company's statement of financial condition. State and local taxes receivable of $290 are included in Other assets on the Company's statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2016. New York State and New York City income tax returns are closed to examination through 2014.

(11) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Exchange Act of 1936, the Company is required to maintain minimum net capital, as defined under the alternative method as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $51,588, which was $51,338 in excess of the required net capital. The Company had $3,027 in cash segregated for the exclusive benefit of customers as of December 31, 2022.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(12) Litigation and Regulatory Contingencies

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. Possible losses may exceed any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserves, if any, and will adjust reserves as appropriate.

The Company has been responding to a request for information from the Securities and Exchange Commission (SEC) concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC staff has stated that it is conducting similar inquiries into recordkeeping practices at other financial institutions. The Company is cooperating with the inquiry. The Company has not established a reserve with regard to this matter as the inquiry is ongoing, and potential liability, if any, is not yet reasonably estimable.

(13) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2023, which is the issue date of the statement of financial condition, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.